

August 1, 2013

<u>Via E-mail</u>
Mr. Jonathan Brown
Interim Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Newcastle Investment Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-31458**

Dear Mr. Brown:

We have read your supplemental response letter dated July 8, 2013, and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 9A. Controls and Procedures, page 148

1.   We note from your response to comment five of our letter dated June 27, 2013 that the discovery of the error in your financial statements for the year ended December 31, 2011 occurred on February 26, 2013. Please tell us how the error was discovered and who discovered the error. In your response, please describe in detail the involvement, if any, of your independent registered public accounting firm in the identification of the error and any related impact on your assessment of internal control over financial reporting and disclosure controls and procedures as of December 31, 2012

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Duc Dang, Special Counsel at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief